Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 248.792.6885

September 8, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:   AMERICATOWNE, INC.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2104, AS AMENDED
FILED AUGUST 27, 2015
FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2015, AS AMENDED
FILED AUGUST 26, 2015
FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2015
FILED AUGUST 21, 2015
RESPONSE DATED AUGUST 19, 2015
FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your September 3, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 10 K/A fir Fiscal Year Ended December 31, 2014

Explanatory Note, page 2, and Notes to Financial Statements, page F-7

1.  Please provide the disclosure for correction of an error in previously issued financial statements in the notes to the financial statements per ASC 250-10-50-7. In addition, comply with this comment in your Form 10-Q/A for the quarterly period ended March 31, 2015 filed August 26, 2015.

Response: The Company acknowledges the Commission's comments and will disclose correction of an error in previously issued financial statements and make a restatement in the notes to the financial statements per ASC 250-10-50-7. In addition, we will comply with this comment in our Form 10-Q/A for the quarterly period ended March 31, 2015 filed August 26, 2015.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, Revenue Recognition
The Service Fee, pages F-11 and F-12

2.  We note your response to comment 1 and proposed revised disclosure for Service Fee revenues. Based on your Exporter Service Agreements, please confirm the following:

  The eight components of the service fee arrangement is a single deliverable as opposed to a multiple-element arrangement per ASC 605-25-25 and 605-25-50;
  All eight components of the service fee arrangement have been delivered as one deliverable by you upon the signing of the Exporter Service Agreement with the exporter; and
  You have completed the earnings process upon the signing the Exporter Service Agreement since the one service fee deliverable has been delivered and have no further obligations.

Response: We confirm that the eight components of the Service Fee is a single deliverable as opposed to a multiple-element arrangement. All eight components of the Service Fee have been delivered as one deliverable upon the signing or shortly thereafter of the Exporter Service Agreement with the exporter. The Company completes the earnings process upon the signing the Exporter Service Agreement since the one service fee deliverable has been delivered and we have no further obligations.

3.  If the Exporter Service Agreements are not multiple-element arrangement, please delete the multiple-element arrangement disclosures. In addition, revise your Service Fee revenue recognition disclosures under Critical Accounting Policies on page 55 and in your Form 10-Q for the periods ended March 31, 2015 and June 30, 2015.

Response: We confirm that the Exporter Service Agreements are not multiple-element arrangements, and will delete and revise our Service Fee revenue recognition disclosures on Form 10-Q/A for the periods ended March 31, 2015 and June 30, 2015.

4.   Refer to the last paragraph on page F-14. Since your licensing fee revenue recognition policy is disclosed in the sixth paragraph above, please delete this disclosure.

Response: The Company will take the recommended action.

Note 6. Related Parties, page F-17

5.   We note your response to comment 5 and additional related party disclosures in your Form 10-Q for the quarterly period ended June 30, 2015. As previously requested, please disclose the nature of the control relationship between Yilaime Corporation (Yilaime) and AmericaTowne based on Yilaime's ownership of greater than 50% of AmericaTowne's outstanding common stock. Refer to ASC 850-10-50-6. Comply with this comment in your Form 10-Q for the quarterly period ended June 30, 2015, and all future filings.

Response: The Company will take the recommended action consistent with ASC 850-10-50-6. The Company will disclose that Yilaime Corporation and Yilaime Corporation of NC are related parties. Alton Perkins is the majority shareholder and controlling principal of AmericaTowne, Yilaime Corporation and Yilaime Corporation of NC. Mr. Perkins directs all major activities and operating policies of each entity.

The common control may result in operating results or a financial position significantly different from that, which would have been obtained if the enterprises were autonomous. Furthermore, pursuant to ASC 850-10-50-6, the Company specifically lists and provides details for all material related party transactions so that readers of the financial statements can better assess and predict the possible impact on performance.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano Anthony R. Paesano

Statement of Chairman of the Board and President

(a)  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President